Drilling Commenced on Dejour’s Athabasca Uranium Projects; Closes Second Tranche of Private Placement; Grants Stock Options

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 48,177,041
Last Close: 4/07/2006 – CDN $2.41
April 10, 2006 – News Release

Vancouver, BC Canada

Robert L. Hodgkinson, Chairman  & CEO, is pleased to announce that diamond drilling has commenced on the Company’s 100% owned Athabasca Basin uranium projects in the Athabasca Basin, Northern Saskatchewan Canada.  The Company’s holdings in the Basin comprise nearly 1,000,000 acres (391,000 hectares) contained within 15 Projects.  The Company has a total of 68 claims and 4 permits.

Athabasca Basin Drilling Underway

The Company reports that Hy-Tech Drilling collared the first drill hole on Sunday, April 9, 2006.  Hy-Tech is contracted to carry out 5000 metres of drilling to test targets on the Company’s R-Seven, Meanwell Lake and Sand Hill Lake properties.  The targets are defined by Dejour’s airborne and ground geophysical work carried out in 2005 and 2006.  Drill holes will also test anomalous radioactivity and sandstone alteration intersected during drilling by previous operators.

The helicopter supported drilling programme is expected to finish in late May 2006 with results anticipated the following month.  Sufficient aviation fuel and diesel has also been brought in and stored on site to carry out additional drilling and ground geophysics during Dejour’s summer exploration program consisting of:

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Ground geophysics to follow up airborne EM anomalies;

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3000+ kilometres of airborne EM surveying to test properties not surveyed in 2005 and to test and extend the anomalies on ground that Dejour staked in 2005 as a result of the 2005 deep penetrating Megatem surveys;

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Boulder lithogeochemical surveys to follow up on anomalous results from the 2005 sampling programme;

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State of the art deep penetrating ground geophysics to test the prospective but deep Virgin Trend North property; and,

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Additional diamond drilling

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

Private Placement

The Company has closed the second tranche of its units financing, previously announced on March 31, 2006 raising gross proceeds of CDN $3,155,000.  Pursuant to the terms of the Offering, the Company has sold 2,103,333 units @ $1.50 per share.  Each unit comprises one common share and one half common share purchase warrant.  Each whole warrant is exercisable into one common share at $1.65 per share until December 31, 2007.  The Company has the right to trigger early exercise of the warrants should the closing price of the Company shares be equal to or exceed $2.50 for seven consecutive trading days.

Total gross proceeds raised in the first and second tranches totaled $4,175,000.  The Closing of private placement is subject to regulatory approval and Exchange acceptance.

Dejour enters the 2nd quarter of 2006 with approximately CDN $23 million in cash to direct to its high impact energy based exploration projects.  Of this, the Company has $10 million to be allocated towards Canadian exploration expenditures targeting uranium and oil & gas. The remaining $13 million is earmarked for working capital and strategic acquisition.  The Company is free of debt.

Stock Options Granted

The Company announces it wishes to grant, pursuant to its stock option plan and subject to exchange approval, stock options to purchase up to 1,300,000 shares at a price of $2.10 per share to certain directors, officers, project managers and investor relations consultants. These options are subject to certain vesting provisions and four month hold.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE.V).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com